Exhibit 99.4

INTRODUCTION TO UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT

PRO FORMA FINANCIAL STATEMENTS

The following unaudited consolidated and combined carve-out pro forma statements of operations for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010 have been derived from the unaudited consolidated and combined carve-out statements of operations for the nine months ended September 30, 2013 and the audited consolidated and combined statements of operations for the years ended December 31, 2012, 2011 and 2010 of Seadrill Partners LLC (“SDLP,” “we,” “us,” or “our”), and present, among other things, the effects of the T-16 Acquisition, the Leo Acquisition and the Sirius Acquisition (each as defined below). The unaudited combined carve-out statements of operations of each of the legal entities that own and operate the semi-submersible drilling rig the West Sirius (the “Sirius Business”), the legal entities that own and operate the semi-submersible drilling rig the West Leo (the “Leo Business”) and the legal entities that own and operate the tender rig the T-16 (the “T-16 Business”), in each case for the nine months ended September 30, 2013, and the audited combined carve-out statements of operations of the Leo Business and the T-16 Business for the years ended December 31, 2012 and 2011 and of the Sirius Business for the years ended December 31, 2012, 2011 and 2010 were also used in the preparation of these unaudited consolidated and combined carve-out pro forma financial statements. The Leo Business and the T-16 Business were not established as of December 31, 2010. Accordingly, there are no financial statements for the 2010 year for such businesses. Statements of operations are presented herein for a period of three years, because the T-16 Acquisition has been, and the Leo Acquisition and Sirius Acquisition will be, accounted for as an acquisition of entities under common control.

The unaudited consolidated and combined carve-out pro forma statements of operations give recurring effect to the following transactions:

•	The acquisition by SDLP of the T-16 Business (the “T-16 Acquisition”) for a purchase price of $200 million less $93.1 million of debt outstanding under the credit facility relating to the tender rigs the T-15 and the T-16, which bears interest at a rate of LIBOR plus 3.25%, as if it had occurred on January 1, 2011;

•	The acquisition by SDLP of 30% of the Leo Business (the “Leo Acquisition”) for an implied purchase price of $229.4 million, as if it had occurred on January 1, 2011;

•	The entry by SDLP into a $485.5 million intercompany loan agreement with Seadrill Limited (“Seadrill”) that requires SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo, as if it had occurred on January 1, 2011. The facility bore interest at a rate of LIBOR plus 3% as of September 30, 2013;

•	The acquisition by SDLP of 51% of the Sirius Business (the “Sirius Acquisition”) for an implied purchase price of $283.6 million, as if it had occurred on January 1, 2010;

•	The entry by SDLP into a $220.2 million intercompany loan agreement with Seadrill that will require SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to finance the West Sirius, as if it had occurred on January 1, 2010. The facility bears interest at a rate of LIBOR plus 3.25%;

•	The issuance by Seadrill Capricorn Holdings LLC (“Seadrill Capricorn”) of a zero coupon discount note in the amount of $229.9 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition, as if it had occurred on January 1, 2010. Upon the maturity of such note, Seadrill Capricorn will repay $238.5 million to Seadrill;

•	The elimination of allocated derivative and interest charges in the combined carve-out financial statements for the Leo Business and the T-16 Business for the years ended December 31, 2012 and 2011, and for the Sirius Business for the years ended December 31, 2012, 2011 and 2010. The amounts eliminated are $(6.9) million for the nine months ended September 30, 2013, and $14.3 million, $34.3 million and $11.2 million for the years ended December 31, 2012, 2011 and 2010, respectively;

•	Incremental expenses associated with the Leo Business and the Sirius Business of $1.5 million per annum;

•	The issuance by SDLP of a zero coupon discount note in the amount of $70.0 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition, as if it had occurred on January 1, 2010. Upon the maturity of such note, SDLP will repay $72.6 million to Seadrill; and

•	The drawdown of $39.2 million on the revolving credit facility with Seadrill (the “Sponsor credit facility”) to partially finance the acquisition by SDLP of its relative share of the Leo Business and the Sirius Business.

The following unaudited consolidated and combined carve-out pro forma balance sheet as of September 30, 2013 is based on SDLP’s unaudited consolidated and combined carve-out balance sheet as of September 30, 2013 and gives effect to the T-16 Acquisition, the Leo Acquisition and the Sirius Acquisition, and their related financings, as if such acquisitions had occurred on September 30, 2013.

The unaudited consolidated and combined carve-out pro forma balance sheet gives effect to the following transactions:

•	The T-16 Acquisition for a purchase price of $200 million less $93.1 million of debt outstanding under the credit facility relating to the tender rigs the T-15 and the T-16 and the issuance by SDLP of 3,310,622 common units to Seadrill in a private placement as consideration for the purchase price;

•	The Leo Acquisition for an implied purchase price of $229.4 million;

•	The entry by SDLP into a $485.5 million intercompany loan agreement with Seadrill that requires SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo;

•	The Sirius Acquisition for an implied purchase price of $283.6 million;

•	The entry by SDLP into a $220.2 million intercompany loan agreement with Seadrill that will require SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to finance the West Sirius;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $229.9 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $238.5 million to Seadrill;

•	The issuance by SDLP of a zero coupon discount note in the amount of $70.0 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, SDLP will repay $72.6 million to Seadrill;

•	The drawdown of $39.2 million on the Sponsor credit facility to partially finance the acquisition by SDLP of its relative share of the Leo Business and the Sirius Business; and

•	The issuance by SDLP of common units representing limited liability company interests in SDLP to partially finance the implied purchase price for the purchase price for the Leo Acquisition and the Sirius Acquisition.

The unaudited consolidated and combined carve-out pro forma financial statements should be read in conjunction with (i) the historical consolidated and combined carve-out financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in SDLP’s Report on Form 6-K/A for the month of November 2013, filed with the U.S. Securities and Exchange Commission on November 1, 2013, (ii) the historical combined carve-out financial statements and related notes for each of the Sirius Business, the Leo Business and the T-16 Business appearing elsewhere in the Report on Form 6-K to which this document is an exhibit and (iii) the accompanying notes to the unaudited consolidated and combined carve-out pro forma financial statements. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Sirius Acquisition, the Leo Acquisition and the T-16 Acquisition occurred on the dates indicated.

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA STATEMENT OF OPERATIONS

	For the nine months ended September 30, 2013					Adjustments
(in US$ millions)	Seadrill Partners LLC	Effects of T-16 Acquisition	Effects of Leo Business & Sirius Business	Effects of the Leo Acquisition & Sirius Acquisition	Seadrill Partners; As Adjusted Pro Forma
Operating revenues
Operating revenues	481.6	3.0	283.4	—	768.0	1a), 2a), 2c)
Reimbursables	10.3	—	0.7	—	11.0	2c)
Other revenues	5.8	—	—	—	5.8

Total revenues	497.7	3.0	284.1	—	784.8

Operating expenses
Vessel and rig operating expenses	189.5	1.5	88.3	—	279.3	1a), 2a), 2c)
Reimbursable expenses	9.6	—	0.7	—	10.3	2c)
Depreciation and amortization	67.6	0.9	35.2	—	103.7	1a), 2a), 2c)
General and administrative expenses	21.2	2.5	14.6	1.1	39.4	1a), 2a), 2c), 2g)

Operating profit/(loss)	209.8	(1.9)	145.3	(1.1)	352.1
Financial items
Interest income	2.2	—	—	—	2.2
Interest expenses	(38.9)	(1.6)	(23.0)	(5.7)	(69.2)	1a), 2b), 2d), 2e), 2f), 2h), 2i)
Gain/(loss) on derivatives	23.1	1.3	9.4	(10.7)	23.1	2f)
Other financial items	—	—	—	—	—
Currency exchange gain/(loss)	0.2	—	—	—	0.2	2a)

Total financial items	(13.4)	(0.3)	(13.6)	(16.4)	(43.7)

Income/(loss) before income tax and minority interest	196.4	(2.2)	131.7	(17.5)	308.4

Income taxes	(13.3)	(0.2)	(10.7)	—	(24.2)	1a), 2a), 2c)

Net income/(loss)	183.1	(2.4)	121.0	(17.5)	284.2

Net income/(loss) attributable to Seadrill Partners LLC Members	56.1	(2.4)	48.6	(14.7)	87.6
Net income/(loss) attributable to non-controlling interest	127.0	—	72.4	(2.8)	196.6
Earnings per unit (basic and diluted) (See Note 5)
Common unitholders	$1.38				$1.25

Subordinated unitholders	$1.32				$1.73

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA STATEMENT OF OPERATIONS

(in US$ millions)

	For the year ended December 31, 2012					Adjustments
	Seadrill Partners LLC	Effects of T-16 Acquisition	Effects of Leo Business & Sirius Business	Effects of the Leo Acquisition & Sirius Acquisition	Seadrill Partners; As Adjusted Pro Forma
Operating revenues
Operating revenues	564.1	—	295.3	—	859.4	2a), 2c)
Reimbursables	30.7	—	2.6	—	33.3	2a), 2c)
Other revenues	19.1	—	—	—	19.1

Total revenues	613.9	—	297.9	—	911.8

Operating expenses
Vessel and rig operating expenses	208.5	0.7	86.9	—	296.1	1a), 2a), 2c)
Reimbursable expenses	29.9	—	2.5	—	32.4	2a), 2c)
Depreciation and amortization	74.9	—	39.1	—	114.0	2a), 2c)
General and administrative expenses	22.4	1.4	13.4	1.5	38.7	1a), 2a), 2c), 2g)

Operating profit/(loss)	278.2	(2.1)	156.0	(1.5)	430.6
Financial items
Interest income	1.7	—	—	—	1.7
Interest expenses	(41.0)	—	(24.8)	(10.9)	(76.7)	2b), 2d), 2e), 2f), 2h), 2i)
Gain/(loss) on derivatives	(19.6)	—	(13.3)	13.3	(19.6)	2f)
Other financial items	—	—	—	—	—
Currency exchange loss	(2.2)	(0.1)	(0.3)	—	(2.6)	1a), 2a), 2c)

Total financial items	(61.1)	(0.1)	(38.4)	2.4	(97.2)

Income/(loss) before income tax and minority interest	217.1	(2.2)	117.6	0.9	333.4

Income taxes	(31.5)	—	(7.4)	—	(38.9)	2a), 2c)

Net income/(loss)	185.6	(2.2)	110.2	0.9	294.5

Net income/(loss) attributable to Seadrill Partners LLC Members	153.1	(2.2)	47.7	4.5	203.1
Net income/(loss) attributable to non-controlling interest	32.5	—	62.5	(3.6)	91.4
Earnings per unit (basic and diluted) (See Note 5)
Common unitholders	$0.29				$ 0.27

Subordinated unitholders	$0.07				$ 0.39

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA STATEMENT OF OPERATIONS

(in US$ millions)

	For the year ended December 31, 2011					Adjustments
	Seadrill Partners LLC	Effects of T-16 Acquisition	Effects of Leo Business & Sirius Business	Effects of the Leo Acquisition & Sirius Acquisition	Seadrill Partners; As Adjusted Pro Forma
Operating revenues
Operating revenues	485.0	—	181.0	—	666.0	2c)
Reimbursables	12.2	—	0.7	—	12.9	2c)
Other revenues	—	—	—	—	—

Total revenues	497.2	—	181.7	—	678.9

Operating expenses
Vessel and rig operating expenses	157.8	0.3	55.4	—	213.5	1a), 2a), 2c)
Reimbursable expenses	11.7	—	0.7	—	12.4	2c)
Depreciation and amortization	57.8	—	22.0	—	79.8	2c)
General and administrative expenses	17.3	0.3	7.6	1.5	26.7	1a), 2a), 2c), 2g)

Operating profit/(loss)	252.6	(0.6)	96.0	(1.5)	346.5
Financial items
Interest income	—	—	—	—	—
Interest expenses	(31.9)	—	(14.3)	(11.0)	(57.2)	2b), 2d), 2e), 2f), 2h), 2i)
Gain/(loss) on derivatives	(52.1)	—	(33.5)	33.5	(52.1)	2f)
Other financial items	—	—	—	—	—
Currency exchange loss	(0.5)	—	—	—	(0.5)	2a), 2c)

Total financial items	(84.5)	—	(47.8)	22.5	(109.8)

Income/(loss) before income tax and minority interest	168.1	(0.6)	48.2	21.0	236.7

Income taxes	(27.6)	—	(7.1)	—	(34.7)	2c)

Net income/(loss)	140.5	(0.6)	41.1	21.0	202.0

Net income/(loss) attributable to Seadrill Partners LLC Members	140.5	(0.6)	27.6	24.6	192.1
Net income/(loss) attributable to non-controlling interest	—	—	13.5	(3.6)	9.9
Earnings per unit (basic and diluted) (See Note 5)
Common unitholders	*				*

Subordinated unitholders	*				*

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in US$ millions)

	For the year ended December 31, 2010					Adjustments
	Seadrill Partners LLC	Effects of T-16 Acquisition	Effects of Leo Business & Sirius Business	Effects of the Leo Acquisitions & Sirius Acquisition	Seadrill Partners; As Adjusted Pro Forma
Operating revenues
Operating revenues	467.6	—	180.2	—	647.8	2c)
Reimbursables	10.7	—	4.6	—	15.3	2c)
Other revenues	—	—	—	—	—

Total revenues	478.3	—	184.8	—	663.1

Operating expenses
Vessel and rig operating expenses	131.8	—	46.1	—	177.9	2c)
Reimbursable expenses	8.7	—	4.6	—	13.3	2c)
Depreciation and amortization	56.8	—	22.0	—	78.8	2c)
General and administrative expenses	11.4	—	8.5	1.5	21.4	2c), 2g)

Operating profit/(loss)	269.6	—	103.6	(1.5)	371.7
Financial items
Interest income	—	—	—	—	—
Interest expenses	(35.6)	—	(15.9)	(9.5)	(61.0)	2d), 2e), 2f), 2h), 2i)
Gain/(loss) on derivatives	(22.5)	—	(8.7)	8.7	(22.5)	2f)
Other financial items	—	—	—	—	—
Currency exchange loss	—	—	(0.1)	—	(0.1)	2c)

Total financial items	(58.1)	—	(24.7)	(0.8)	(83.6)

Income/(loss) before income tax and minority interest	211.5	—	78.9	(2.3)	288.1

Income taxes	(35.0)	—	(9.8)	—	(44.8)	2c)

Net income/(loss)	176.5	—	69.1	(2.3)	243.3

Net income/(loss) attributable to Seadrill Partners LLC Members	176.5	—	35.2	1.4	213.1
Net income/(loss) attributable to non-controlling interest	—	—	33.9	(3.7)	30.2
Earnings per unit (basic and diluted) (See Note 5)
Common unitholders	*				*

Subordinated unitholders	*				*

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA BALANCE SHEET

	As of September 30, 2013					Adjustments
(in US$ millions)	Seadrill Partners LLC	Effects of T-16 Acquisition	Effects of Leo Business & Sirius Business	Effects of the Leo Acquisition & Sirius Acquisition	Seadrill Partners; As Adjusted Pro Forma
Current assets
Cash and cash equivalents	71.8	0.1	3.5	—	75.5	1a), 2a), 2c)
Accounts receivable, net	191.8	14.9	86.9	—	293.6	1a), 2a), 2c)
Mobilization revenue receivable—short-term	16.6	—	—	—	16.6
Amount due from related party	49.2	—	—	—	49.2
Other current assets	20.3	0.8	7.8	—	29.0	1a), 2a), 2c)

Total current assets	349.7	15.9	98.2	—	463.8

Non-current assets
Newbuilds	—	—	—	—	—
Drilling rigs	2,196.7	132.3	1,128.6	—	3,457.6	1a), 2a), 2c)
Mobilization revenue receivable—long-term	48.0	—	—	—	48.0
Deferred tax asset	2.5	—	—	—	2.5
Other non-current assets	4.0	1.0	0.5	—	5.5	1a), 2a)

Total non-current assets	2,251.2	133.3	1,129.2	—	3,513.6

Total assets	2,600.9	149.1	1,227.4	—	3,977.4

Current liabilities
Current portion of long-term debt	545.1	9.8	261.5	10.3	826.7	1a), 2b), 2d)
Trade accounts payable	26.9	3.4	21.3	—	51.5	1a), 2a), 2c)
Current portion of deferred mobilization revenues	20.1	2.4	3.9	—	26.4	1a), 2a), 2c)
Related party revolving credit facility	75.9	—	—	39.2	115.1	2i)
Related party payable	177.6	—	—	—	177.6

Other current liabilities	24.0	0.4	7.9	—	32.3

Total current liabilities	869.6	15.9	294.6	49.5	1,229.7

Non-current liabilities
Long-term interest bearing debt	671.8	83.3	347.1	386.7	1,488.9	1a), 2b), 2d), 2e), 2h)
Deferred mobilization revenue—long-term	44.9	9.4	—	—	54.3	1a)

Total non-current liabilities	716.7	92.7	347.1	386.7	1,543.2

Equity
Owner’s/members’ equity	273.0	40.5	585.6	(605.5)	293.6	1a), 2a), 2c), 2e), 2h), 3a)

Non-controlling interest	741.6	—	—	169.3	910.9	2a), 2c)
Total liabilities and owner’s/members’ equity	2,600.9	149.1	1,227.4	—	3,977.4

SEADRILL PARTNERS LLC

NOTES TO UNAUDITED CONSOLIDATED AND

COMBINED CARVE-OUT PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited consolidated and combined carve-out pro forma statements of operations for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010 assume that the following transactions occurred on January 1, 2011 with respect to the Leo Business (as defined below) and the T-16 Business (as defined below), and January 1, 2010 with respect to the Sirius Business (as defined below):

•	The acquisition by SDLP of the legal entities that own and operate the tender rig the T-16 (the “T-16 Business”) for a purchase price of $200 million less $93.1 million of debt outstanding under the credit facility relating to the tender rigs the T-15 and the T-16, which bears interest at a rate of LIBOR plus 3.25%, and the issuance of 3,310,622 common units to Seadrill in a private placement as consideration for the purchase price (the “T-16 Acquisition”);

•	The acquisition by SDLP of 30% of the legal entities that own and operate the semi-submersible drilling the West Leo (the “Leo Business”) for an implied purchase price of $229.4 million (the “Leo Acquisition”);

•	The entry by SDLP into a $485.5 million intercompany loan agreement with Seadrill that requires SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo. The facility bore interest at a rate of LIBOR plus 3% as of September 30, 2013;

•	The acquisition by SDLP of 51% of the entities that own and operate the semi-submersible drilling rig the West Sirius (the “Sirius Business”) for an implied purchase price of $283.6 million (the “Sirius Acquisition”);

•	The entry by SDLP into a $220.2 million intercompany loan agreement with Seadrill that will require SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to finance the West Sirius. The facility bears interest at a rate of LIBOR plus 3.25%;

•	The issuance by Seadrill Capricorn Holdings LLC (“Seadrill Capricorn”) of a zero coupon discount note in the amount of $229.9 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $238.5 million to Seadrill;

•	The elimination of allocated derivative and interest charges in the combined carve-out financial statements for the Leo Business and the T-16 Business for the years ended December 31, 2012 and 2011, and for the Sirius Business for the years ended December 31, 2012, 2011 and 2010. The amounts eliminated are $(6.9) million for the nine months ended September 30, 2013, and $14.3 million, $34.3 million and $11.2 million for the years ended December 31, 2012, 2011 and 2010, respectively;

•	Incremental expenses associated with the Leo Business and the Sirius Business of $1.5 million per annum;

•	The issuance by SDLP of a zero coupon discount note in the amount of $70.0 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, SDLP will repay $72.6 million to Seadrill; and

•	The drawdown of $39.2 million on the revolving credit facility with Seadrill (the “Sponsor credit facility”) to partially finance the acquisition by SDLP of its relative share of the Leo Business and the Sirius Business.

The unaudited consolidated and combined carve-out pro forma balance sheet gives effect to the following transactions, as if they had occurred on September 30, 2013:

•	The T-16 Acquisition for a purchase price of $200 million less $93.1 million of debt outstanding under the credit facility relating to the tender rigs the T-15 and the T-16, which bears interest at a rate of LIBOR plus 3.25%, and the issuance by SDLP of 3,310,622 common units to Seadrill in a private placement as consideration for the purchase price;

•	The Leo Acquisition for an implied purchase price of $229.4 million;

•	The entry by SDLP into a $485.5 million intercompany loan agreement with Seadrill that requires SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo. The facility bore interest at a rate of LIBOR plus 3% as of September 30, 2013;

•	The Sirius Acquisition for an implied purchase price of $283.6 million;

•	The entry by SDLP into a $220.2 million intercompany loan agreement with Seadrill that will require SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to finance the West Sirius. The facility bears interest at a rate of LIBOR plus 3.25%;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $229.9 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $238.5 million to Seadrill;

•	The issuance by SDLP of a zero coupon discount note in the amount of $70.0 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, SDLP will repay $72.6 million to Seadrill;

•	The drawdown of $39.2 million on the Sponsor credit facility to partially finance the acquisition by SDLP of its relative share of the Leo Business and the Sirius Business; and

•	The issuance by SDLP of common units representing limited liability company interests in SDLP to partially finance the implied purchase price for the Leo Acquisition and the Sirius Acquisition.

No working capital adjustments have been reflected in the unaudited consolidated and combined carve-out pro forma balance sheet.

The unaudited consolidated and combined carve-out pro forma financial information was derived by adjusting the historical consolidated and combined carve-out financial statements of the Leo Business, the Sirius Business and the T-16 Business. The adjustments reflected in the pro forma statements of operations and balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the T-16 Acquisition, the Leo Acquisition and the Sirius Acquisition and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions.

The unaudited consolidated and combined carve-out financial statements do not purport to represent SDLP’s financial position after the T-16 Acquisition, the Leo Acquisition and the Sirius Acquisition and the related transactions, had such transactions actually been completed on the dates indicated. In addition, it does not project SDLP’s financial position for any future date or period. The unaudited consolidated and combined carve-out pro forma financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles and should be read together with the historical combined carve-out financial statements of the Leo Business, the Sirius Business and the T-16 Business and related notes included elsewhere in this report on Form 6-K.

In the opinion of management, the adjustments in these unaudited consolidated and combined carve-out pro forma financial statements contains all the adjustments necessary for a fair presentation in all material respects.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited consolidated and combined carve-out pro forma financial statements are those used by SDLP as set forth in its audited financial statements filed with the U.S. Securities and Exchange Commission on form 6-K/A on November 1, 2013 and combined carve-out financial statements of each of the Leo Business, the Sirius Business and the T-16 Business included elsewhere in this report on Form 6-K.

3.	Pro Forma Adjustments and Assumptions

The unaudited consolidated and combined carve-out pro forma statement of operations gives pro forma effect to the following adjustments:

1)	Acquisition of the T-16 Business

a)	The T-16 Acquisition for a purchase price of $200 million less $93.1 million of debt outstanding under the credit facility relating to the tender rigs the T-15 and the T-16, which bears interest at a rate of LIBOR plus 3.25%, and the issuance by SDLP of 3,310,622 common units to Seadrill in a private placement as consideration for the purchase price;

2)	Acquisition of the Leo Business and the Sirius Business

a)	The Leo Acquisition for an implied purchase price of $229.4 million;

b)	The entry by SDLP into a $485.5 million intercompany loan agreement with Seadrill that requires SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo. The facility bore interest at a rate of LIBOR plus 3% as of September 30, 2013;

c)	The Sirius Acquisition for an implied purchase price of $283.6 million;

d)	The entry by SDLP into a $220.2 million intercompany loan agreement with Seadrill that will require SDLP to make payments of principal and interest under the credit facility that Seadrill used, in part, to finance the West Sirius. The facility bears interest at a rate of LIBOR plus 3.25%;

e)	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $229.9 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $238.5 million to Seadrill;

f)	The elimination of allocated derivative and interest charges in the combined carve-out financial statements for the Leo Business and the T-16 Business for the years ended December 31, 2012 and 2011, and for the Sirius Business for the years ended December 31, 2012, 2011 and 2010. The amounts eliminated are $(6.9) million for the nine months ended September 30, 2013, and $14.3 million, $34.3 million and $11.2 million for the years ended December 31, 2012, 2011 and 2010, respectively;

g)	Incremental expenses associated with the Leo Business and the Sirius Business of $1.5 million per annum;

h)	The issuance by SDLP of a zero coupon discount note in the amount of $70.0 million to Seadrill that matures in June 2015, to finance a portion of the implied purchase price for the Sirius Acquisition. Upon the maturity of such note, SDLP will repay $72.6 million to Seadrill; and

i)	The drawdown of $39.2 million on the Sponsor credit facility to partially finance the acquisition by SDLP of its relative share of the Leo Business and the Sirius Business.

The unaudited consolidated and combined carve-out pro forma balance sheet also gives pro forma effect to the following adjustment:

3)	Issuance of Common Units

a)	The issuance by SDLP of common units representing limited liability company interests in SDLP to partially finance the implied purchase price for the Leo Acquisition and the Sirius Acquisition.

4.	Commitments and Contingencies

Commitments and contingencies are set forth in the historical combined carve-out financial statements of the Leo Business, Sirius Business and the T-16 Business contained elsewhere in this report on Form 6-K.

5.	Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below: (1)

(In US$ millions, except per unit amounts)	As Reported September 30, 2013	As Reported December 31, 2012 (2)	As Adjusted Proforma September 30, 2013 (2)	As Adjusted Proforma December 31, 2012 (2)
Net income attributable to Seadrill Partners LLC	56.1	8.4	87.6	17.9
Net income attributable to:
Common unitholders	34.2	7.2	53.8	11.4
Subordinated unitholders	21.9	1.2	28.5	6.5
Incentive distribution rights	—	—	5.3	—
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	24,815	24,815	42,608	42,608
Subordinated unitholders	16,543	16,543	16,543	16,543
Earnings per unit (basic and diluted):
Common unitholders	$1.38	$0.29	$1.25	$0.27
Subordinated unitholders	$1.32	$0.07	$1.73	$0.39
Cash distributions declared and paid in the period per unit (3)	0.4175	—	0.4175	—
Subsequent event: Cash distributions declared and paid per unit relating to the period (4)	0.4275	$0.29	0.4275	$0.29

(1)	Earnings per unit information was not presented for any period prior to SDLP’s initial public offering on October 24, 2012 (the “IPO”), as the information is not comparable due to the change in SDLP’s structure and the basis of preparation of the financial statements as described in the notes to the unaudited consolidated and combined carve-out financial statements for the nine months ended September 30, 2013 and the notes to the audited consolidated and combined carve-out financial statements for the years ended December 31, 2012, 2011 and 2010.
(2)	The as adjusted proforma earnings per unit amounts have been presented using the as adjusted proforma net income for the periods presented and the number of additional units that have been issued and expected to be issued as a result of the completed T-16 Acquisition and the pending Leo Acquisition and Sirius Acquisition, as if these units were issued and outstanding at the beginning of each period presented. For the as adjusted pro forma period December 31, 2012, net income has been allocated from October 24, 2012, the IPO date.
(3)	Refers to cash distribution declared and paid during the period. No cash distributions, other than as disclosed, were paid in the proforma periods.
(4)	Refers to cash distribution declared and paid subsequent to the period end. No cash distributions, other than as disclosed, were paid in the proforma periods.

As of September 30, 2013 and December 31, 2012, of SDLP’s actual total number of units outstanding, 24.3% were held by the public and the remaining units were held by Seadrill.

For the pro forma periods presented, SDLP’s total number of units outstanding expected to be held by the public are 36.6% and the remaining units are expected to be held by Seadrill.

Earnings per unit are determined by adjusting net income for the period by distributions made or to be made in relation to the period. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the pro forma periods presented, net income has been adjusted only where a distribution has been made. No distributions were made for periods prior to the IPO.

The common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of SDLP’s First Amended and Restated Operating Agreement (the “Operating Agreement”), regardless of whether those earnings would or could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by SDLP’s board of directors to provide for the proper conduct of SDLP’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains (losses) on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro rata, until each outstanding common unit has received an amount equal to the minimum quarterly distribution for that quarter;

•	Second, to the common unitholders, pro rata, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the holders of subordinated units, pro rata, until each outstanding subordinated unit has received an amount equal to the minimum quarterly distribution for that quarter.

After SDLP has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution and SDLP has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution then, SDLP will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders pro rata, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that SDLP does not issue additional classes of equity securities.